UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14F-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

LEGACY VENTURES INTERNATIONAL, INC.

(Exact name of registrant as specified in its corporate charter)

Nevada
(State or other jurisdiction of Incorporation or Organization)

333-199040	30-0826318
(Commission File Number)	(IRS Employer Identification No.)

1382 Valencia Ave., Suite F

Tustin, CA 92780

(Address of Principal Executive Offices and Zip Code)

(949) 260-8070

(Registrant’s telephone number, including area code)

Date

July 13, 2017

LEGACY VENTURES INTERNATIONAL, INC.

INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

This Information Statement is being mailed on or about July 13, 2017, to holders of record at the close of business on June 28, 2017 (the “Record Date”), of shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Legacy Ventures International, Inc., a Nevada corporation (the “Company”), in connection with the change of control of and composition of the Board of Directors of the Company (the “Board”).

The change of control is the result of the acquisition by Randall Letcavage of an aggregate of 286,720 shares of Common Stock of the Company, representing approximately 91% of the issued and outstanding shares of Common Stock of the Company as of such date, from Rehan Saeed, the previous majority shareholder of the Company. The transactions described herein were consummated on July 7, 2017 (the “Closing Date”) pursuant to Stock Purchase Agreements dated as of June 28, 2017 (the “Purchase Agreement”). The transactions described herein are more fully described in that certain Current Report on Form 8-K that was filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2017.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be mailed to the Company’s stockholders of record on or about July 13, 2017.

CHANGE OF CONTROL

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Common Stock entitled to vote. In this case, the Company’s current directors appointed the new directors to the Board. Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

On or about June 28, 2017, Randall Letcavage entered into a stock purchase agreement for the acquisition of an aggregate of 286,720 shares of Common Stock of the Company, representing approximately 91% of the issued and outstanding shares of Common Stock of the Company as of such date, from Rehan Saeed, the previous majority shareholder of the Company. The Purchase Agreement was fully executed and delivered, and the transaction consummated as of and at July 7, 2017. Consequently, Mr. Letcavage is now able to unilaterally control the election of our board of directors, all matters upon which shareholder approval is required and, ultimately, the direction of our Company.

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In addition, on the Closing Date, Rehan Saeed resigned his positions as executive officers of the Company, effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”). On the Closing date, the Board appointed Randall letcavage as a director, effective immediately.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

To the best of the Company’s knowledge, except as set forth below, the incoming directors have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. The names of the Company’s officers and directors as of the Record Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Rehan Saeed		Chief Executive Officer, President, Chief Financial Officer, Secretary, Director

The names of the Company’s officers and directors as of the Effective Date, as well as certain information about them, are set forth below:

Name	Age	Position(s)
Randall letcavage		Chief Executive Officer, Chief Financial Officer, Director

Randall Letcavage – Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board of Directors

Mr. Letcavage was named Chairman, President, Chief Executive Officer, and Chief Financial Officer of the Company on June 30, 2017. Mr. Letcavage is also Chairman, President, Chief Executive Officer, and Chief Financial Officer of Premier Holding Corporation, since July 5, 2012. Prior to this he was employed as a consultant by Capital Finance LLC. He brings in excess of 25 years plus of business experience specializing in the financial markets and business consulting and green energy/clean technology. For the past 20 years Mr. Letcavage has been an investment banker widely recognized for individual achievements as well as his role of Founder, Officer and Director of the iCapital Group that includes iCapital Finance Inc, iCapital Advisory LLC and iCap Development LLC (A National “CDE” Community Development Entity – Certified by the U.S Treasury Department). Mr. Letcavage has also held executive positions, invested, and/or operated numerous businesses including related companies in “Power Generation and Power Reduction” – CEO of Ciralight Global Inc, CEO of Green Central Holdings, Consultant and second largest shareholder of publicly traded PRHL which operates Energy Efficiency Experts (E3). Letcavage had been successful in many areas additionally providing capital to healthcare companies. Mr. Letcavage personally acted as an advisor to municipalities leading millions in industrial bond transAuthorized Shares Increase, while also advising the National Conference of Black Mayors (NCBM; over 800 members all of whose cities may one day be able to offer deregulated power services). Mr. Letcavage served as the Managing Director of NC Capital Markets and as Vice President of The National Capital Companies, Inc. (directing the daily operations of most of its subsidiaries). Mr. Letcavage was formerly the CEO and a majority owner of Capital Access Group. Prior to Capital Access, Mr. Letcavage founded and/or managed several asset management firms, including Valley Forge Capital Holdings and the Marshall Plan, LLC that directed and/or co-managed over $3 billion in assets with former renowned CALPERS (California Pension & Retirement Systems) Manager, Greta Marshall. Prior to Valley Forge, Mr. Letcavage founded Security America, Inc., an asset management firm based in Grosse Pointe, Michigan. Mr. Letcavage worked with Prudential-Bache running a Joint Venture ―High Net Worth Group (a/k/a Security American, Inc.).

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Involvement in Certain Legal Proceedings.

To the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

Board Committees

We have not established any committees, such as an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the Board as a whole.

Director Independence

The Board does not believe that any of the members of the Board, whether prior or subsequent to the Effective Date, qualify as independent under the rules of any of the national securities exchanges.

DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.

Common Stock

Our articles of incorporation authorize us to issue up to 100,000,000 shares of common stock, $0.0001 par value. There are currently 315,064 shares of Common Stock issued and outstanding as of the date hereof.

Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to a pro rata share of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on an as converted basis on all matters submitted to a vote of stockholders, including the election of directors.

Preferred Stock

Our charter authorizes us to issue up to 10,000,000 shares of Preferred Stock, par value $0.0001. As of the date hereof, there were no shares of Preferred Stock outstanding.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the Record Date, certain information regarding the beneficial ownership of the shares of Common Stock by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the shares of Common Stock and (ii) each of the Company’s directors and “named executive officers.” As of the Record Date, there were approximately 315,064 shares of Class B Common Stock outstanding.

Name and address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
Directors and Named Executive Officers:	[JK1]
Randall Letcavage	286,720	91%
5% or Greater Beneficial Owners
none

LEGAL PROCEEDINGS

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

COMPENSATION OF DIRECTORS

The Company has not paid any compensation to its Board of Directors. The Board, at its sole discretion, may vote to provide members of the Board either cash or equity consideration for their services.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the Republic of the Marshall Islands require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGACY VENTURES INTERNATIONAL, INC.

Date: July 13, 2017	By:	/s/ Randall Letcavage
Randall Letcavage
Chief Executive Officer

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